UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

Amendment No. 1

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

____________________________

        Strategic Realty Trust, Inc.

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(Name of Subject Company (Issuer))

Alternative Liquidity Index LP

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(Names of Filing Person (Purchaser))

Common Stock, $0.01 par value

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(Title of Class of Securities)

86278B109

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(CUSIP Number of Class of Securities)

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Jacob Mohs

Alternative Liquidity Index LP

C/O Alternative Liquidity Capital

11500 Wayzata Blvd. #1050

Minnetonka, MN 55305

(888)884-8796

info@alternativeliquidity.net

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(Name, Address and Telephone Number of a Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$787,500	$86.78

* This amount represents the maximum amount of the offer.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$86.78	Filing Party: Alternative Liquidity Index LP

Form or Registration No.:	SC TO-T	Date Filed: October 21, 2022

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑  third-party tender offer subject to Rule 14d-1

☐  issuer tender offer subject to Rule 13e-4

☐  going-private transaction subject to Rule 13e-3

☐  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑

FINAL AMENDMENT TO TENDER OFFER

        This Final Amendment to the Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Alternative Liquidity Index LP (the “Purchaser”), to purchase for cash, subject to the terms and conditions set forth in the Offer to Purchase, up to a maximum of 1,050,000, shares of Strategic Realty Trust, Inc. (“SGIC” or the “Company”) at a purchase price of $0.75 per share, net cash to the seller, less any applicable withholding taxes and without interest (the “Purchase Price”), and the related Assignment Form.

The Offer expired on November 30, 2022.   The Offer resulted in the tender by shareholders and acceptance for payment by the Purchaser of a total of 21,920 shares.  Following the purchase of all the tendered Shares, the Purchaser will own an aggregate of approximately 21,920 shares.

Item 12.MATERIAL TO BE FILED AS EXHIBITS.

(a)(1) Offer to Purchase, dated October 20, 2022*

(a)(2)Assignment Form*

(a)(3)Announcement of Offer*

*Previously filed on October 21, 2022

Item 12.            INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 5, 2022
Alternative Liquidity Index LP

By: Alternative Liquidity GP LLC Title: General Partner/Investment Manager

By: /s/ JACOB MOHS

Name: Jacob Mohs
Title: Managing Member of the General Partner